EXHIBIT 99.1

PRESS RELEASE

Banro Appoints Colin Belshaw Vice President, Operations

Toronto, Canada – May 11, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce the appointment of Mr. Colin Belshaw as Vice President, Operations of the Company, effective May 20, 2012. In this position, Mr. Belshaw will have direct responsibility for all operations, including the Twangiza mine, currently ramping up to full production, the Namoya mine which is currently in the construction phase, and other mines Banro plans to develop along the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (“DRC”).

Mr. Belshaw is a mining engineer with over 30 years’ worldwide production mining experience in the base metals and gold sectors, both underground and open pit, with exposure in central and west Africa, eastern and western Europe, Russia, and the United States. Previously, Mr. Belshaw held the roles of Director General, Far East Operations with Kinross Gold in Russia, Vice President Operations with Golden Star Resources in Ghana, and most recently General Manager of Avocet Mining's successful Inata Gold Mine in Burkina Faso, where he managed the project through its expansion phase. Mr. Belshaw holds a Dip.CSM (1st Class) from the Camborne School of Mines, is a Fellow of the Institute of Materials, Minerals and Mining (FIMMM), and is registered as an Incorporated Engineer (I.Eng) with the Engineering Council of the United Kingdom.

“We are very pleased that Colin has decided to join Banro, especially given the competing forces within the industry at present for high calibre, experienced professionals,” commented Simon Village, CEO. “Colin’s proven track record in both mining and operating in Africa should contribute towards adding value to the Company at this stage of our development. During his recruitment to Banro, he spent a number of days visiting the projects in the DRC together with the Banro team and it is clear that his technical skills and management style would complement those of the existing team, and we look forward to Colin’s operational focus as we continue to grow Banro's production profile and develop this significant gold district.”

After visiting the Twangiza-Namoya gold belt last week, Colin commented that, "Banro's gold assets in the DRC are very impressive and I look forward to working with the team towards optimizing the value of these assets."

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Simon Village, CEO & President, United Kingdom, Tel: +44 1959 575 039,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938, info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, estimated project economics, projected timing of future gold production and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.